Exhibit 99.4

Information marked below by a [                    ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

Index

Clause No.		Page No.
1.	Definitions	1

2.	Licence	5

3.	Term	6

4.	Secrecy	6

5.	Supply and use of LentiVector Know-how	7

6.	Licence Issue Fee	7

7.	Annual Licence Maintenance Fee	7

8.	Milestone Payments	8

9.	Process Benefit Payments	8

10.	Royalties	9

11.	No deduction and interest	10

12.	Patent warranties, prosecution and expenses and disclaimer	11

13.	No liability	12

14.	Patent enforcement	13

15.	Improvements	13

16.	Termination	14

17.	Provisions after termination	15

18.	Assignment and sublicensing	16

19.	General provisions	17

SCHEDULE 1		2

SCHEDULE 2		3

THIS LICENCE is made on                                                                                                                                                                 2004

BETWEEN

(1)	OXFORD BIOMEDICA (UK) LIMITED, a company incorporated in England and Wales and having a principal place of business at Medawar Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford OX4 4GA, United Kingdom (the “Licensor”);

(2)	VIRAGEN INC, a Delaware company having a principal place of business at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324-3212, United States of America (the “Licensee”).

INTRODUCTION

(A)	The Licensor has certain confidential technical information and is applicant for or registered proprietor of certain patents (which are listed in the Schedule 1) in respect of the same.

(B)	Licensor and Licensee entered into an option agreement dated 17 March 2003 (the “Option Agreement”) pursuant to which the Licensor has agreed to grant Licensee a licence to create transgenic birds for the sole purpose of producing useful or valuable proteins in the eggs of those transgenic birds, on the terms set out below.

AGREED TERMS

1.	Definitions

1.1	In this Licence Agreement the following expressions have the following meanings:

(a)	“Affiliate” shall mean, in respect of a party, any corporation or other entity which Controls, is Controlled by, or is under common Control with that party.

(b)	An entity “Controls” another entity if it:

(i)	holds a majority of voting rights in it;

(ii)	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

(iii)	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

(iv)	has the right to exercise a dominant influence over it pursuant to its constitutional documents or pursuant to a control contract.

(c)	“Effective Date” means 30 June 2004.

(d)	“Field” means the use of lentivectors to create transgenic birds for the sole purpose of producing useful or valuable proteins in the eggs of those transgenic birds.

(e)	“Insolvency Event” in relation to the Licensee means any of the following events:

(i)	Licensee ceasing or threatening to cease to carry on business or being deemed to be unable to pay its debts (within the meaning of section 123 Insolvency Act 1986) or admitting that it is unable to pay its debts as they fall due;

(ii)	Licensee giving notice to any of its creditors that it has suspended or is about to suspend payment of any of its debts or commencing negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness (other than a solvent rescheduling);

(iii)	an arrangement or composition with or for the benefit of its creditors (including a voluntary arrangement as defined in the Insolvency Act 1986) being entered into or proposed by or in relation to the Licensee;

(iv)	a moratorium coming into force in respect of the Licensee in accordance with paragraph 8.1 of Schedule A1 to the Insolvency Act 1986 or Licensee applying to the court for an interim order under section 253 of the Insolvency Act 1986;

(v)	a receiver or administrative receiver taking possession of or being appointed over or a mortgagee chargee or other encumbrancer taking possession of the whole or any material part of the assets of Licensee;

(vi)	any distress, execution or other process being levied or enforced (and not being discharged within seven days) on of the whole or any material part of the assets of Licensee;

(vii)	Licensee or its directors or the holder of a qualifying floating charge (as defined in Schedule B1 to the Insolvency Act 1986) giving notice of his, their or its intention to appoint an administrator in accordance with paragraphs 18 or 26 of Schedule B1 to the Insolvency Act 1986;

(viii)	Licensee or its directors or any of its creditors or the holder of a qualifying floating charge (as defined in Schedule B1 to the Insolvency Act 1986) making an application to the court for the appointment of an administrator;

(ix)	an administrator being appointed of Licensee under paragraphs 14 or 22 of Schedule B1 to the Insolvency Act 1986 or otherwise;

(x)	a petition being presented or a resolution being passed or an order being made for the administration or the winding-up, bankruptcy or dissolution of Licensee or Licensee being struck off the register of companies; or

(xi)	the happening in relation to Licensee of an event analogous to any of the above in any jurisdiction in which it is incorporated or resident or in which it carries on business or has assets.

(f)	“Lentivector Know-how” means all information, know-how, procedures, methods, prototypes, designs, technology technical data, reports, and data (i) listed in Schedule 2 hereto or (ii) which is in the possession of the Licensor subsequent to the Effective Date (excluding that obtained from the Licensee, other than that relative to an Improvement pursuant to clause 15) that is necessary or useful in the Process and which the Licensor is entitled to disclose and license to the Licensee on the terms of this Licence Agreement, but not including any portion which:

(A)	is or becomes published or otherwise part of the public domain through no fault of the Licensee;

(B)	was already known to the Licensee at the time of its disclosure by the Licensor; or

(C)	is disclosed to the Licensee by a third party without any breach of any obligation of confidence owed to the Licensor.

Information shall be considered to be in the public domain if it is generally known or easily accessible. It shall not be considered to be in the public domain by reason only of the fact that persons other than Licensor, its officers employees and agents, are aware of it, and any item of know-how shall not be considered to be generally known or easily accessible by reason only of the fact that separate parts of such know-how are so available or obtainable separately and not as a whole.

(g)	“Licensed Lentivector Patents” mean:

(i)	the patents and patent applications listed in the attached Schedule 1;

(ii)	any patents now or subsequently granted on the applications listed in the Schedule 1.

(h)	“Licensed Products” means

(i)	proteins created in the eggs of transgenic birds as a consequence of the use of the Process; and

(ii)	products incorporating proteins created in the eggs of transgenic birds as a consequence of the use of the Process.

(i)	“Licensed Use” means use of the Process as permitted by this Licence Agreement.

(j)	“Licensee’s Confidential Information” means any information of a confidential nature relating to the Licensee’s business disclosed by the Licensee to the Licensor in oral, written or in any other tangible form and designated as “Confidential”, but not including any portion which:

(i)	is or becomes published or otherwise part of the public domain through no fault of the Licensor;

(ii)	was already known to the Licensor at the time of its disclosure by the Licensee; or

(iii)	is disclosed to the Licensor by a third party without any breach of any obligation of confidence owed to the Licensee.

Information shall be considered to be in the public domain if it is generally known or easily accessible. It shall not be considered to be in the public domain by reason only of the fact that persons other than Licensee, its officers employees and agents, are aware of it, and any item of know-how shall not be considered to be generally known or easily accessible by reason only of the fact that separate parts of such know-how are so available or obtainable separately and not as a whole.

(k)	“Licensor’s Confidential Information” means

(i)	the Lentivector Know-how; and

(ii)	any information of a confidential nature relating to the Licensor’s business disclosed by the Licensor to the Licensee in oral, written or in any other tangible form and designated as “Confidential”, but not including any portion which:

(A)	is or becomes published or otherwise part of the public domain through no fault of the Licensee;

(B)	was already known to the Licensee at the time of its disclosure by the Licensor; or

(C)	is disclosed to the Licensee by a third party without any breach of any obligation of confidence owed to the Licensor.

Information shall be considered to be in the public domain if it is generally known or easily accessible. It shall not be considered to be in the public domain by reason only of the fact that persons other than Licensor, its officers employees and agents, are aware of it, and any item of know-how shall not be considered to be generally known or easily accessible by reason only of the fact that separate parts of such know-how are so available or obtainable separately and not as a whole.

(l)	“NDA” means a new drug application filed with the U.S. Food and Drug Administration.

(m)	“Net Sales” means the gross amount received for sales or disposals of Licensed Products by the Licensee, its Affiliates and sublicensees, less normal and bona fide trade discounts to the extent they are actually granted, returns and any prepaid shipping charges, customs fees, and sales taxes applicable to sales of Licensed Products to the extent that they are actually paid and in keeping with generally accepted accounting practices.

(n)	“Process” means the process of attempting to create, or creating, transgenic birds for the sole purpose of producing useful or valuable proteins in the eggs of those transgenic birds and , if achieved, producing useful or valuable proteins in the eggs of transgenic birds, in each case where the gene or cDNA for the useful or valuable protein either is or is intended to be delivered to the germ line of the transgenic bird using LentiVector Know-how and/or any product or process within the scope of one or more of the claims comprised in the Licensed LentiVector Patents.

(o)	“Process Benefit” means all income and other consideration paid to or other financial benefit derived by the Licensee or any Affiliate or sublicensee derived from use of the Process, except Net Sales covered under clause 10.

For the avoidance of doubt this includes, but is not restricted to, lump sum and other payments from sublicensing rights under this Licence Agreement, licensing of products produced by the Process, research and development collaborations making use of proteins produced by the Process, licensing the Process for the manufacture of proteins, conducting contract manufacture

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

using the Process and any premium linked to the issue of equity or any other instrument by Licensee, Affiliates and sublicensees linked to a transaction involving the Process.

(p)	“Process Benefit Payments” has the meaning set out in clause 9.1.

(q)	“Tax Authority” means any government, state, or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official in the United Kingdom or elsewhere.

(r)	“Territory” means worldwide.

(s)	“Viragenics” means Viragenics Inc. a Delaware company having a principal place of business at 865 SW 78th Avenue, Suite 100, Plantation, Florida 3324, United States of America.

1.2	In this Licence Agreement “documents” include (but are not limited to) copies of computer readable information on any medium.

1.3	Where appropriate “Licensor” includes its successors in title.

1.4	Clause headings are for ease of reference only and shall not affect the meaning of this Licence Agreement.

2.	Licence

2.1	The Licensor grants to the Licensee, and the Licensee accepts, with effect from the Effective Date, an exclusive licence under the Licensed LentiVector Patents and the LentiVector Know-how:

(a)	to use the Process in the Field in the Territory; and

(b)	to make, have made, use for research and development, offer for sale and sell Licensed Products in the Territory.

2.2	For the avoidance of doubt, no licence is granted:

(a)	for any process or product outside the Field;

(b)	for use of any process other than the Process;

(c)	under any patents or know-how other than the Licensed LentiVector Patents or the LentiVector Know-how; or

(d)	to do any act in relation to any protein not made in the eggs of a transgenic bird (whether on its own or as part of another product).

2.3	All records embodying LentiVector Know-how and other documents supplied by the Licensor and all copyright and design right in the same shall remain the property of the Licensor, and the Licensee shall not reproduce the same without the Licensor’s written consent if what is to be reproduced is to be supplied to a party other than a permitted sublicensee.

3.	Term

3.1	This Licence Agreement takes effect from the Effective Date and (unless terminated under clause 16) the licence with respect to the Licensed LentiVector Patents shall survive and terminate on a country-by-country basis upon the expiration of the last to expire Licensed LentiVector Patent in such country, and the licence with respect to LentiVector Know-how shall survive and remain in force for as long as Licensed Products are either manufactured in the country or sold in that country.

3.2	After all Licensed LentiVector Patents in a particular country have expired, been held to be invalid, abandoned or not maintained, royalties and Process Benefit Payments attributable to that country will be 50% of payments that would have been made if any of the Licensed LentiVector Patents had been in force in that country.

4.	Secrecy

4.1	The Licensee acknowledges that the Licensor’s Confidential Information already or subsequently disclosed to it by the Licensor has or will be disclosed to it in confidence by the Licensor and that, as between the Licensee and the Licensor, the Licensor is entitled to all rights in the same.

4.2	The Licensee shall, while this Licence Agreement is in force and subsequently, keep (and shall ensure that its officers, employees and contractors, during their office employment or agency and subsequently, keep) all the Licensor’s Confidential Information (whether supplied before or after the Effective Date) confidential and shall:

(a)	only divulge such of the Licensor’s Confidential Information to permitted sublicensees or respective responsible employees or contractors who are directly involved in the Licensed Use and manufacture of Licensed Products and need to know the same for the performance of their duties; and

(b)	ensure that such sublicensees or respective employees or contractors are aware of, and comply with, these obligations as to confidentiality.

4.3	In the event that the Licensor’s Confidential Information is required by law or government regulations to be disclosed by the Licensee, the Licensee shall promptly:

(a)	inform the Licensor of such requirement;

(b)	use reasonable efforts to limit such disclosure, maintain confidentiality to the extent possible; and

(c)	permit the Licensor to attempt to limit such disclosure by appropriate legal means.

4.4	The Licensor acknowledges that the Licensee’s Confidential Information already or subsequently disclosed to it by the Licensee has or will be disclosed to it in confidence by the Licensee and that, as between the Licensee and the Licensor, the Licensee is entitled to all rights in the same.

4.5

The Licensor shall, while this Licence Agreement is in force and subsequently, keep (and shall ensure that its officers, employees and contractors, during their office, employment or agency and subsequently, keep) all of the Licensee’s

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

Confidential Information (whether supplied before or after the Effective Date) confidential.

4.6	In the event that the Licensee’s Confidential Information is required by law or government regulations to be disclosed by the Licensor, the Licensor shall promptly:

(a)	inform the Licensee of such requirement;

(b)	use reasonable efforts to limit such disclosure, maintain confidentiality to the extent possible; and

(c)	permit the Licensee to attempt to limit such disclosure by appropriate legal means.

4.7	Notwithstanding any other terms of this Licence Agreement to the contrary, the Licensee shall not be prohibited from doing what is necessary to comply fully with all requirements of the U.S. Securities and Exchange Commission. If and to the extent that it is necessary for the Licensee to provide Confidential Information to the SEC it shall promptly take the steps set out in clause 4.3(a) to (c) insofar as that is possible according to SEC procedures.

5.	Supply and use of LentiVector Know-how

5.1	To the extent the Licensor has not already done so, the Licensor shall make available to the Licensee the LentiVector Know-how within 30 days of the Effective Date or, in relation to subsequent developments, within 30 days of such developments becoming available to the Licensor (unless the Licensor is restricted by a third party from disclosing such developments, in which event the Licensor shall disclose such restriction to the Licensee).

5.2	No permission is given by the Licensor to the Licensee to use any of the LentiVector Know-how supplied by the Licensor for any purpose other than the Licensed Use in accordance with and during the subsistence of this Licence Agreement and the Licensee undertakes not to use the same for any other purpose while this Licence Agreement is in force or subsequently.

6.	Licence Issue Fee

Licensee agrees to pay to Licensor a fee (the “Licence Issue Fee”) of [            ] (US$[            ]) to issue the licence, payable within thirty (30) days of the Effective Date. In the event that the Licence Issue Fee is not paid within this time, this Licence Agreement and the Option Agreement shall terminate forthwith.

7.	Annual Licence Maintenance Fee

Licensee shall pay to the Licensor a fee (the “Annual Licence Maintenance Fee”), to be first paid on the first anniversary of the Effective Date, and annually thereafter during the term of the Licence Agreement in accordance with the following schedule, creditable against all cumulative royalty, Milestone Payments ,Process Benefit Payments or amounts paid pursuant to clause 16.3:

First anniversary	US$	[	]
Second anniversary	US$	[	]
Third anniversary and thereafter	US$	[	]

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

8.	Milestone Payments

8.1	Licensee shall also pay Licensor the following payments (“Milestone Payments”) for each and every set of trials and each and every NDA and equivalents in other territories throughout the world for all products using or derived or resulting from the use of Licensed Products developed by Licensee and/or its sublicensees, as set forth below, subject to clause 8.2, irrespective of whether Licensee or its sublicensees or other third party is responsible for conducting the trial or applying for the NDA or equivalent:

(a)	Start of first clinical trial for each product	US$	[	]
(b)	Start of pivotal or Phase III clinical trial for each product	US$	[	]
(c)	Approved US NDA or equivalent in other territories for each product	US$	[	]

8.2	Each Milestone Payment shall be due and payable by the Licensee within 30 days after occurrence of the applicable milestone. The Licensee shall notify the Licensor of such milestone events within 30 days of the occurrence of the applicable milestone.

8.3	Within thirty (30) days of every 31 March the Licensee shall provide to the Licensor a written report of activity carried out in relation to the Process and Licensed Products by the Licensee, its Affiliates and, if within Licensee’s control and not subject to a confidentiality agreement, sublicensees in the previous twelve months in reasonable detail, showing all material past, current and projected activities to be taken in relation to the same, and otherwise sufficient to inform fully the Licensor of the progress towards achieving the milestones provided for in this clause 8 (and in particular the timescales set out in clause 16.1(e), 16.1(f) and 16.1(g)). If the Licensor (acting reasonably) determines from such report (and such other information available to it) that the Licensee has failed to use best endeavours within the relevant twelve month period to meet (or remain reasonably likely to meet) the milestones then the Licensor shall be entitled to serve notice on the Licensee requiring it to remedy the failure within six months of such notice. It is recognised that Licensor may be in a position to contribute to the Process so the dialogue between the parties and any determinations can include Licensor’s feedback on Licensee’s work in the Field and their forward plans.

9.	Process Benefit Payments

9.1	Licensee shall pay to Licensor [ ] of Process Benefit (“Process Benefit Payments”)

9.2	Such payments shall become due and payable to the Licensor within thirty (30) days of the Process Benefit being paid to the Licensee (or if not capable of being paid otherwise received by the Licensee).

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

10.	Royalties

10.1	During the term of this Licence Agreement the Licensee shall pay to the Licensor royalties on Net Sales at a rate as follows:

(a)	[ ] percent ([ ]%), where the total annual Net Sales for all Licensed Products is less than or equal to one hundred million dollars ($100,000,000).

(b)	[ ] percent ([ ]%), where the total annual Net Sales for all Licensed Products is greater than one hundred million dollars ($100,000,000) and less than or equal to five hundred million dollars ($500,000,000).

(c)	[ ] percent ([ ]%), where the total annual Net Sales for all Licensed Products is greater than five hundred million dollars ($500,000,000).

10.2	The Licensee shall:

(a)	keep (and ensure that all Affiliates and sublicensees keep) full records of all:

(i)	Licensed Products made, sold or otherwise disposed of; and

(ii)	Process Benefit;

(b)	within 30 days after every 31 March, 30 June, 30 September and 31 December (and within 30 days after the date of termination or expiry of this licence) send to the Licensor a statement of all:

(i)	Licensed Products made, sold or otherwise disposed of by the Licensee, Affiliates and all sublicensees anywhere in the Territory; and

(ii)	Process Benefit payable or received in the three months (or other period) ending on such date; and

(iii)	calculations concerning the credit of Annual Licence Maintenance Fees pursuant to clause 7

(c)	send to the Licensor with such statements a remittance for the balance of the royalties payable in respect of all disposals the subject of the statements due after deduction of Annual Licence Maintenance Fees already paid.

10.3	Royalties and Process Benefit in a currency other than sterling shall be calculated in such other currency and converted into sterling at the rate current in London for the purchase of sterling at the close of business on the last English working day of the period for which payment is being made.

10.4	The Licensee shall, if requested by the Licensor, have any such statement certified to be correct by its accountants.

The Licensee shall allow (and shall ensure that its Affiliates and sublicensees allow) (subject to the provision of not less than 5 days’ prior notice) any accountant appointed by the Licensor to inspect all records relating to the sale or other disposal of Licensed Products and Process Benefit payable in order to ascertain the correctness of any such statement. Any such inspection shall take place on the Licensee’s premises and the Licensee shall give to the person undertaking such inspection all explanations and information reasonably requested by such person. If such inspection discloses that royalties and any other payments for any period have been underpaid by 5% or more then the Licensee shall reimburse to the Licensor the cost of such inspection and shall immediately pay to the Licensor the amount of the underpayment, together with interest thereon in accordance with clause 11.4.

10.5	If Licensed Products are:

(a)	sold or disposed of by the Licensee (or by an Affiliate of the Licensee or a sublicensee) otherwise than as a bona fide arm’s length sale for cash independently of any other goods or services; or

(b)	permitted to be used without being sold,

then royalties shall become payable on such sale or disposal (or on the commencement of such use, as appropriate) and be calculated on the Net Sales of comparable Licensed Products sold by the Licensee (or such other company, as appropriate) as separate bona fide arms’ length sales in the country in and on the date of such sale or disposal (or the date on which such hire or use commenced, as appropriate) or if there are no comparable sales then on the price at which the Licensee (or Affiliate or sublicensee) could have sold such Licensed Product as a separate arms’ length transaction to a willing buyer in such country on that date.

10.6	If the Licensee (or an Affiliate or sublicensee) enters into any transaction, agreement or any other arrangement not at arm’s length concerning the use of the Process, then Process Benefit Payments relating to that transaction, agreement or arrangement shall be calculated on the Process Benefit derived from a comparable arm’s length transaction, agreement or arrangement entered into by the Licensee (or Affiliate or sublicensee) in the country at that date or if there are no comparable transactions, agreements or arrangements, then on the Process Benefit derived from such arm’s length transaction, agreement or arrangement that the Licensee could have entered into with a willing third party in such country on that date.

11.	No deduction and interest

11.1	All sums payable under this Licence Agreement:

(a)	are exclusive of VAT which shall (where applicable) be paid by Licensee in addition to such sums at the rate in force at the due time for payment; and

(b)	shall be paid free of any deduction, withholding or set off, except any deduction lawfully required by any Tax Authority.

11.2	If any such deduction, withholding or set off is required by law the Licensee shall be obliged to pay to the Licensor such sum as will after such deduction, withholding or set off has been made leave the Licensor with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction, withholding or set off.

11.3	If the Licensee makes an increased payment pursuant to clause 11.2 in respect of which the Licensor obtains a tax credit the Licensor shall reimburse the Licensee such amount as the Licensor shall (acting in good faith) determine so as to leave the Licensor in the same position it would have been in had no such deduction or withholding been made but only to the extent that the Licensor can do so without prejudicing the retention of credit or relief obtained as a result of the deduction, withholding or set off.

11.4	If the Licensee fails to pay any sums due under this Licence Agreement by the due date, it shall pay interest on the amount from time to time outstanding (before and after any expiry or termination of this Licence Agreement and any judgment), from the date that the same became due until actual payment, at a rate 2% above the base rate from time to time of National Westminster Bank plc.

12.	Patent warranties, prosecution and expenses and disclaimer

12.1	Licensor warrants that as at the Effective Date:

(a)	it owns and controls Licensed LentiVector Patents;

(b)	it has full power and authority to enter into and to perform its obligations under this Licence Agreement;

(c)	so far as it is aware, the granted patents listed in Schedule 1 are subsisting as at the Effective Date; and the patent applications listed in Schedule 1 are pending as at the Effective Date;

(d)	save as where indicated in Schedule 1, it has not received notification that legal proceedings have been commenced by any third party in which the validity of any of the granted LentiVector Patents is challenged;

(e)	it has not received written notification that legal proceedings have been commenced in which it is asserted that use of the LentiVector Know-how or the Licensed LentiVector Patents infringes the intellectual property rights of any third party;

(f)	no licences or other rights to use the LentiVector Know-how or the Licensed LentiVector Patents in the Field have been granted by the Licensor;

12.2	Without prejudice to clause 12.3(a), the Licensor will during the period of this Licence Agreement be responsible as between the Licensor and the Licensee for preparing, filing, prosecuting and maintaining patent applications and patents within the Licensed LentiVector Patents. For the avoidance of doubt, nothing in this Licence Agreement shall oblige the Licensor to defend or prosecute any proceedings or threatened proceedings with respect to the Licensed LentiVector Patents.

The Licensee acknowledges that the Licensor will have sole discretion, in relation to any decision which requires to be taken with regard to prosecution and/or maintenance of the Licensed LentiVector Patents, including any decision relating to removal of any country or territory from the scope of the Licensed LentiVector Patents or abandonment of any patent application comprised within the Licensed LentiVector Patents or amendment of any claims comprised within any such patent applications. The Licensor will take reasonable account of the Licensee’s comments, as far as preparing, filing, prosecuting and maintaining patent applications and patents within those Licensed LentiVector Patents if, and in so far as, they contain specific claims relating to the production of avian transgenics using lentivectors and will notify Licensee of material developments in the prosecution of such patent applications.

12.3	The Licensor gives no representation or warranty that:

(a)	any patent will be granted on the applications mentioned in schedule 1, that any patent mentioned in schedule 1 (or any patent now or subsequently granted on any application mentioned in schedule 1) is or will be valid , or if granted will be kept in force; or

(b)	LentiVector Know-how supplied by it is or will be accurate, of satisfactory quality or fit for any particular purpose; or

(c)	manufacture sale possession or use of Licensed Products or use of the Process does not infringe any patents or other rights not owned by the Licensor.

13.	No liability

13.1	The Licensor disclaims any and all liability or responsibility whatever for any death, injury, loss or damage arising out of the design, manufacture, sale, disposal or use of the Process or Licensed Products which are manufactured sold or disposed of by the Licensee, and the Licensor does not warrant that such Licensed Products are or will be safe, of merchantable or satisfactory quality (within the meaning of the Sale and Supply of Goods Act 1994), or fit for any particular purpose for which they may be bought or used; the Licensor shall not be liable in any way whether in contract, tort, breach of statutory duty or on any other basis whatever for any death, injury, loss or damage arising out of the design, manufacture, sale, disposal or use of Licensed Products which are made sold or disposed of by the Licensee.

13.2	The Licensee shall hold Licensor, its Affiliates, its officers and employees (the “Indemnified Parties”) harmless and shall indemnify the Indemnified Parties in respect of all claims, liabilities, costs, damages and expenses (including reasonable legal fees and expenses) which any or all of the Indemnified Parties incur, to which any or all of the Indemnified Parties become liable or which are awarded against any or all of the Indemnified Parties as a result of an act or omission of the Licensee, its Affiliates or sublicensees in the performance of its or their obligations, or exercise of rights under or derived through this Licence Agreement, including (without limitation):

(a)	any claims or allegations that a Licensed Product infringes the intellectual property rights of any third party; and

(b)	any claims or allegations in respect of personal injury or death as a result of use of the Licensed Product but excluding any claims or allegations based directly on a matter constituting a breach by the Licensor of any of the warranties contained in this Licence Agreement

13.3	For the purposes of this clause 13 the Licensee agrees to submit to the jurisdiction of any court in which proceedings are brought against the Indemnified Party.

13.4	The Licensee shall effect and maintain in force a policy of insurance in the joint names of the Licensor and the Licensee with a reputable insurance company approved by the Licensor in the sum of US$15,000,000 for any one claim and for each claim against any damages, liabilities, claims and costs arising from any of the causes events or circumstances referred to in clause 13.2 (with the exception of those referred to in clause 13.2(a)) and with an endorsement thereon that the insurer will not cancel the policy for any reason whatsoever without first giving to the Licensor not less than thirty days’ notice in writing of its intention to cancel the policy.

14.	Patent enforcement

14.1	Licensor shall have the first right, but not the obligation, to bring suit at its own expense to restrain any infringement of the Licensed LentiVector Patents within the Field (an “Infringement”). If Licensor fails to challenge an instance of alleged Infringement after an agreed period of time, then Licensee shall have the right but not the obligation to take such action in its own name and at Licensee’s own expense. Licensee and Licensor shall cooperate as is reasonably necessary in any such action brought by either party. If Licensor brings legal action, Licensor shall have the sole right to control prosecution at its expense. If Licensee wins the case any damages or account of profits should be treated as Process Benefit.

14.2	The Licensee shall keep the Licensor fully informed of any such proceedings brought by the Licensee, and if any claim is made by the alleged infringer, or by a person connected with the alleged infringer, (whether by way of counterclaim or in separate court or patent office proceedings) alleging invalidity of, or seeking revocation of, such Licensed LentiVector Patent then the Licensee shall defend such claim and shall comply with all reasonable directions of the Licensor regarding such defence (including the prosecution or defence of any appeal).

14.3	Subject to paragraph 14.4, if the Licensor, at the Licensee’s request, joins in any such Infringement proceedings as co-claimant with the Licensee or allows the Licensee to take such proceedings in the Licensor’s name then the Licensee shall, while this Licence Agreement is in force and subsequently, (provided that the Licensor takes no part in such proceedings without the written consent of the Licensee) indemnify the Licensor against all expenses of or incidental to such proceedings or any appeal (including any costs or damages awarded against the Licensor) in so far as related to the Field.

14.4	The Licensee will at any time and from time to time if requested by the Licensor, whether before or after commencing such proceedings or appeal (and before commencing or continuing with such proceedings or appeal, as appropriate) give security to the Licensor’s reasonable satisfaction for the due performance of the Licensee’s indemnity under clause 14.3 and shall at any time and from time to time in the course of such proceedings or appeal (and before continuing with such proceedings or appeal) and on provision to the Licensee by the Licensor of a breakdown of the Licensor’s estimated expenses increase any security previously given to such amount as the Licensor reasonably requests.

15.	Improvements

15.1	If the Licensee shall at any time devise or acquire rights in an Improvement, to the extent that the Licensee is not prevented from doing so by an obligation to a third party, the Licensee shall promptly disclose details of such Improvement and:

(a)	where such Improvement is not severable the Licensee shall grant to the Licensor a worldwide, irrevocable exclusive royalty-free licence under the same and such Improvement shall become part of the Licensed LentiVector Patents or Lentivector Know-how (as applicable)

(b)	where such Improvement is severable the Licensee shall grant to the Licensor a worldwide, irrevocable non-exclusive royalty-free licence under the same.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

15.2	In this clause, an “Improvement” means an improvement, enhancement or modification to the Licensed LentiVector Patents, the LentiVector Know-how or the Process.

15.3	In respect of an Improvement, “severable” means that the Improvement is capable of being used and commercialised independently of the Licensed LentiVector Patents and/or LentiVector Know-how and without infringing or mis-using any Licensed LentiVector Patent or rights in the LentiVector Know-how.

16.	Termination

16.1	If:

(a)	any sums payable by Licensee remain unpaid for more than 30 days after becoming due;

(b)	Licensee:

(i)	challenges the validity of or opposes the grant of any Licensed LentiVector Patent

(ii)	contests the secret or confidential nature of Confidential Information; or

(iii)	claims that any of the Licensed LentiVector Patents is or are not necessary for the exploitation of the LentiVector Know-how

(provided that none of the provisions of this clause 16.1(b) shall apply to any act or omission of the Licensee in the course of the prosecution of patent application [            ]);

(c)	on the occurrence of a material breach of this Licence Agreement by the Licensee, such breach is not rectified to the satisfaction of the Licensor within 60 days after written notice from the Licensor requiring such rectification;

(d)	an Insolvency Event occurs in respect of the Licensee;

(e)	within (subject to clause 16.3) 1 (one) year of the Effective Date the Licensee or any assignee or sublicensee has not achieved the expression of a marker gene preferentially in an egg of a chicken;

(f)	within (subject to clause 16.3) 2 (two) years of the Effective Date the Licensee or any assignee or sublicensee has not achieved the expression of a therapeutic protein preferentially in an egg of a chicken;

(g)	Licensee has not entered into a strategic collaboration with a third party which results in at least US$ [ ] being paid within (subject to clause 16.3) three years of the Effective Date to Licensor by way of royalties and/or Process Benefit Payments; or

(h)	the Licensee undergoes a change of Control,

THEN the Licensor may by written notice to the Licensee terminate this Licence Agreement with immediate effect but without prejudice to any right of action of the Licensor in respect of any prior breach by the Licensee.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

16.2	If:

(a)	on the occurrence of a material breach of this Licence Agreement by the Licensor, such breach is not rectified to the satisfaction of the Licensee within 60 days after written notice from the Licensee requiring such rectification;

(b)	an Insolvency Event occurs in respect of the Licensor; or

(c)	in the reasonable opinion of the Licensee, the Licensee cannot operate this Licence Agreement to the mutual benefit of the parties or to its commercial benefit, or the Licensee is unable to exploit the Licensed LentiVector Patents or LentiVector Know-how in accordance with the terms of the Licence Agreement or the Licensee is unable to fulfil its obligations to the Licensor pursuant to this Licence Agreement

THEN the Licensee may on 90 days written notice to the Licensor terminate this Licence Agreement but without prejudice to any right of action of the Licensee in respect of any prior breach by the Licensor.

16.3	At any time before the expiry of three years from the Effective Date, Licensee can upon payment of US$ [ ] and the provision of written notice to Licensor extend the time periods specified in clauses 16.1(e), (f) and (g) by twelve months.

17.	Provisions after termination

17.1	Any expiry or termination of this Licence Agreement shall not terminate any obligation which is expressed to arise on or continue after expiry or termination and failure by either party to terminate this Licence Agreement for any default or breach by the other shall not condone that (or any other) default or breach.

17.2	Clauses 19.4 and 19.5, and the parties’ respective obligations of confidentiality and the Licensee’s obligations to indemnify the Licensor and to pay sums which have become payable to the Licensor on or prior to termination or expiry of this Licence Agreement shall survive termination or expiry of this Licence Agreement.

17.3	After termination or expiry the Licensee shall make no further use of any Licensed LentiVector Patents or of any of the Licensor’s Confidential Information supplied by the Licensor and shall immediately permanently and irretrievably erase all of the Licensor’s Confidential Information from all computer memories and storage media and shall immediately return to the Licensor all other records of and documents containing the Licensor’s Confidential Information (and all copies thereof) in the possession power or control of the Licensee, its Affiliates and/or sublicensees) and shall, not later than 14 days after such termination or expiry, supply to the Licensor a written certificate, signed by a director of the Licensee, confirming that the provisions of this clause 17.3 have been complied with.

17.4	On termination by the Licensor the Licensee shall at its own cost:

(a)	promptly deliver to the Licensor all non-clinical and clinical trial data and all other experimental results and data, within the Licensee’s control and not subject to a confidentiality agreement, produced, resulting or derived from use of the Process; and

(b)	grant to the Licensor under all intellectual property in the Field owned by the Licensee or its Affiliates (other than that relating to the joint Viragen/OBM patent application) a perpetual, non-exclusive, royalty-free licence with the power to sublicense as is necessary to use the data and results referred to in clause 17.4(a).

17.5	After termination each party shall be entitled without any further consent to grant a licence under patent application PCT/GB03/005191 and any patent resulting therefrom (“Joint Rights”) or assign or mortgage a share in the Joint Rights to any third party and the other party shall procure the execution of any documents necessary therefor.

17.6	The Licensee’s obligations to keep records, supply accountants’ certificates, and to permit inspection of financial records, shall remain in force for six years after expiry or termination.

18.	Assignment and sublicensing

18.1	Upon prior written approval of Licensor (not be unreasonably withheld), Licensee may assign this Licence Agreement in connection with the sale or transfer of all or substantially all the assets of Licensee relating to the Licensed Use and the Licensed Products or services utilising the methods within the Licensed LentiVector Patents.

18.2	Upon prior review and approval by Licensor (not to be unreasonably withheld), Licensee may, subject to the provisions of this clause 18, grant sublicences under the terms of this Licence Agreement.

18.3	Notwithstanding the provisions of clause 18.1, the Licensee may, subject to the Licensee granting to the reasonable satisfaction of the Licensor adequate financial covenants by way of security or guarantee, assign this Licence Agreement to Viragenics.

18.4	Notwithstanding the provisions of clause 18.3, the Licensee may, subject to the other provisions of this clause 18, sublicense this Licence Agreement to Viragenics or any Affiliate without the prior written consent of the Licensor, provided that written notice of such sublicence is provided to the Licensor on or before the commencement of the sublicence.

18.5	The terms of any sublicence granted pursuant to clause 18.2 or 18.4 will be consistent with this Licence Agreement with respect to the financial returns to Licensor and must include:

(a)	confidentiality provisions no less onerous than those in this Licence Agreement;

(b)	restrictions on assigning and dealing in the sublicence and the rights under the sublicence;

(c)	termination provisions in analogous form to those in this Licence Agreement;

(d)	a term whereby upon termination of this Licence Agreement by the Licensor for any reason, at the Licensor’s option, the sublicence shall:

(i)	at the Licensor’s option (to be exercised in the sole discretion of the Licensor), be novated from the Licensee to the Licensor (and the Licensee shall provide all reasonable assistance to the Licensor to facilitate and promptly effect any such novation)

(ii)	if such option is not exercised, terminate.

18.6	Any sublicence granted pursuant to clause 18.-4 shall also contain a term that the sublicence shall terminate in the event that:

(a)	Viragenics; or

(b)	where the sublicensed entity is an Affiliate at the time of sublicensing, such entity ceases to be an Affiliate of the Licensee.

18.7	For the avoidance of doubt any sale at a particular invoiced amount made by or Process Benefit of a particular value received by any permitted sublicensee (whether Viragenics or any other party) will for the purposes of determining the amount to be paid by the Licensee to the Licensor pursuant to clauses 9 and/or 10 be treated in the same way as if the sale had been made at that amount by or the Process Benefit of that value had been received by the Licensee.

18.8	Licensee shall remain responsible for the acts and omissions of its Affiliates and sublicensees such that they will be deemed to be breaches of this Licence Agreement if they would have been breaches when carried out or made by the Licensee.

18.9	A sublicence may only be granted on terms such that the consideration is a cash royalty and/or other cash payments, at a rate and/or amounts no less than the rates/amounts provided for in the Licence Agreement.

18.10	Licensee shall promptly on entering into a sublicence (and in any event within 30 days) provide Licensor with a certified copy of the sublicence, and Licensor shall have the right to inspect the original.

19.	General provisions

19.1	Licensor and Licensee shall be independent contractors and shall not be deemed as partners, joint venturers or each other’s agents or employees, and neither party shall have the right to act on behalf of the other except as is expressly set forth in this Licence Agreement.

19.2	Entire agreement

(a)	This Licence Agreement constitutes the entire agreement between the parties about the subject matter of this Licence Agreement and supersedes all earlier understandings and agreements between any of the parties and all earlier representations by any party about such subject matter.

(b)	The parties have not entered into the Licence Agreement in reliance upon any representation, warranty or promise and no such representation or warranty or any other term is to be implied in them whether by virtue of any usage or course of dealing or otherwise, except as expressly set out in it.

(c)	If a party has given any representation, warranty or promise then, (except to the extent that it has been set out in this Licence Agreement) the party to whom it is given waives any rights or remedies which it may have in respect of it.

(d)	Except for the warranties set out in clause12, no warranty, condition, term, undertaking or representation (express, implied, statutory or otherwise) is given or assumed or entered into by Licensor in respect of any of the Licensed LentiVector Patents, LentiVector Know-how, or in respect of any Licensed Products and all such warranties, conditions, terms, undertakings and representations are hereby excluded.

19.3	This Licence Agreement shall be binding upon and inure to the benefit of successors in interest and assigns of Licensor and Licensee, subject to the limitations on assignment in clause 18.

19.4	This Licence Agreement shall be governed by and construed in accordance with English Law.

19.5	In the event of a dispute, the parties agree to consider other dispute resolution mechanisms including mediation. In the event that the parties fail to agree on a mutually acceptable dispute resolution mechanism within 10 days of either party’s demand for such alternative dispute resolution under this clause, or in the event that the dispute is not resolved pursuant to any dispute resolution mechanism agreed by the parties under this clause within 6 months, save as otherwise agreed by the parties, the dispute shall be finally settled by the courts of competent jurisdiction. For the purposes of this Licence Agreement the parties submit to the exclusive jurisdiction of the English Courts, without prejudice to the right of the Licensor to apply to any court of competent jurisdiction for emergency or interim relief.

19.6	If any provision of this Licence Agreement is finally held to be invalid, illegal or unenforceable by a court or agency of competent jurisdiction, that provision shall be severed or shall be modified by the parties so as to be legally enforceable (and to the extent modified, it shall be modified so as to reflect, to the extent possible, the intent of the parties) and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

19.7	Any delay in enforcing a party’s rights under this Licence Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of a party’s right to future enforcement of its rights under this Licence Agreement.

19.8	Any notice required or permitted by this Licence Agreement to be given to either party shall be in writing and shall be deemed given when delivered personally, by confirmed fax to a fax number designated in writing by the party to whom notice is given, or by registered, recorded or certified mail, return receipt requested, and addressed to the party to whom such notice is directed, at:

If to Licensor	Oxford BioMedica (UK) Limited

Medawar Centre
Robert Robinson Avenue
The Oxford Science Park
Oxford OX4 4GA
United Kingdom

Attention: Professor Alan Kingsman

	Telephone:	+ 44 (0) 1865 783 000
	Fax:	+ 44 (0) 1865 783 001

If to Licensee	Viragen, Inc

865 SW 78th Avenue, Suite 100
Plantation
Florida 33324-3212
United States of America

Attention: Robert Salisbury

	Telephone:	(954) 233 8764
	Fax:	(954) 233 1414

And copied to Dundas & Wilson

191 West George Street

Glasgow, G2 2LD

United Kingdom

	Attention:	Eric Galbraith

	Telephone:	+44 (0) 141 222 2200

	Fax:	+44 (0) 141 222 2201

Or at such other address or fax number as such party to whom notice is directed may designate to the other party in writing.

19.9	If the performance of this Licence Agreement or any obligations hereunder is prevented, restricted, or interfered with by reason of fire or other casualty or accident, strikes or labour disputes, war or other violence, any law, order, proclamation, ordinance, demand or requirement of any government agency, or any other act or condition beyond the control of the parties hereto, the party so affected, upon giving prompt notice to the other party, shall be excused from such performance (other than the obligation to pay money) during such prevention, restriction or interference.

If such prevention, restriction or interference continues for more than six months continuously then either party may terminate this Licence Agreement on notice to the other party with immediate effect but without prejudice to any right of action of either party in respect of any prior breach by the other party.

19.10	Except as otherwise provided herein, no right, express or implied, is granted by either party to use in any manner the name of Licensor or Licensee or any other trade name or trade mark of the other party in connection with the performance of this Licence Agreement.

19.11	No public or press announcements shall be made with regard to the subject matter of this Licence Agreement unless the text of such announcement is in an agreed form (other than and insofar as required by law or is necessary in order to comply with the requirements of the U.S. Securities and Exchange Commission or the London Stock Exchange).

19.12	A person who is not a party has no right to enforce any term of this Licence Agreement under the Contracts (Rights of Third Parties) Act 1999.

19.13	This Licence Agreement shall be fully executed in two (2) original counterparts, each of which shall be deemed an original.

This Licence Agreement has been entered into on the first date written above.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

SCHEDULE 1

[ ]

2

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

SCHEDULE 2

List of documents containing LentiVector Know-how

The Licensor’s SOPs as at the Effective Date relating to

[            ].

3

SIGNED for and	)
on behalf of OXFORD BIOMEDICA (UK) LIMITED	)

/s/ A. J. Kingsman
Director

DULY SIGNED by VIRAGEN INC.	)
acting by the undermentioned persons	)
on the authority of said company	)
in accordance with the laws of	)
the territory of its incorporation	)

/s/ Dennis W. Healey
Executive Vice President & CFO
Authorised signatory

4

DATED	2004

(1) OXFORD BIOMEDICA (UK) LIMITED

(2) VIRAGEN INC

LICENCE

TAYLOR WESSING

Carmelite

50 Victoria Embankment

Blackfriars

London EC4Y 0DX

Tel No: 020 7300 7000

Fax No: 020 7300 7100